Response Biomedical Undertaking $2.5 Million Private Placement

Vancouver, British Columbia, August 17, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that it is undertaking a non-brokered private placement of up to 5,800,000 units at a price of $0.43 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $0.55 per share for a period of 12 months from the closing date of the private placement.

“The recently concluded agreement with Roche Diagnostics for a blockbuster congestive heart failure marker has positioned Response Biomedical to be a leader in the point-of-care cardiovascular testing arena, with a market approaching US$1 billion per year,” said Bill Radvak, President and CEO. “The proceeds of the proposed financing will be invested in the necessary infrastructure, personnel and licensing fees to compete internationally in the fastest growing segment of the clinical diagnostics marketplace.”

For more information on the particulars of the agreement and significant strategic market opportunities of the RAMP NT-proBNP Test for congestive heart failure, please review the recent Company Update.

Finders’ fees may be payable on all or part of the proposed financing. The completion of the private placement will be subject to certain conditions of closing, including receipt of all necessary regulatory approvals.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The securities to be offered have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction in which such an offer or sale would be unlawful.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, including statements relating to the proposed financing, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com